June 10, 2005

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:     Jason Wynn, Division of Corporation Finance

Dear Sirs:

TLC Ventures Corp.
Registration Statement on Form 20-F

In reply to your letter dated June 2, 2005, we have the following comments, numbered in accordance with your letter:

General Comments

1.	Your comment has been noted and responded to where applicable.

2.	The disclosure has been updated as requested, commencing on page 7.

3.	Your comment has been noted.

Glossary of Terms, page 6

4.	We have revised the disclosure under “Geological Setting” on page 17 to provide clear and understandable disclosure.

Risk Factors, page 9

5.	The risk factor subheadings have been revised to reflect the risk on pages 9 and 10.

6.	Some of the risk factors have been revised to state the extent of the risk commencing on page 9.

Management Reorganization, page 13

7.	We have disclosed the purpose and background for the reorganization on page 14.

Acquisition of Point Leamington Property, page 13

8.
The Company does not anticipate any obstacles to the payment obligations or compliance with the contractual terms. The Company made the requisite payment to Rubicon on May 7, 2005. This information has been added on page 14.

June 10, 2005

Strategic/Consultant Agreements, page 14

9.	The fees paid to Endeavour were determined by arm’s length negotiations and approved by the directors of the Company. This has been disclosed on page 14.

Private Placements, page 14

10.	Additional details regarding the private placements and the federal securities law exemptions have been disclosed on pages 15 and 41.

Disposition of Property, page 14

11.
The property interest in the Dawson and Mayo mining district did not meet the minimum management threshold for projects as it was a very grassroots property. This information has been added on page 15.

Business Overview, page 15

12.	The airborne geophysical survey is still planned for 2005. The Company is currently soliciting proposals from companies to undertake the survey. No change has been made to the Form 20-F.

Property, Plant and Equipment, page 15

13.	This change has been made on page 16.

Results of Operations, page 22

14.	Changes have been made to the factors affecting the results of operations commencing on page 25.

Directors, Senior Management and Employees, page 31

15.	The information regarding the amount time spent on the Company’s business has been disclosed on pages 37 and 38.

Statement by Experts, page 48

16.	Information required by item 10(G) of Form 20-F has been added on page 54.

Note 11 - Differences Between United States and Canadian GAAP

17.	This change has been made in Note 11 and on page 35.

Engineering Comments

General

18.	The property location map has been added on page 18.

June 10, 2005

19.	The technical report has been removed as an exhibit.

20.	The requested risk factor has been added on page 10.

Exploration and Development, page 19

21.	The Cautionary Note has been added in front of the Inferred Resource table on page 21. Note that we do not have a Measured and Indicated Resource table.

22.	We have revised the table as requested on page 22.

Closing Comments

We enclose a revised Form 20-F for your further review. We have couriered four blacklined copies of the Form 20-F to Jason Wynn. We enclose a statement from the Company confirming those items as set out in the bottom of page 6 of your letter.

We look forward to receiving any further comments you may have or clearance of the Form 20-F. Thank you.

Yours very truly,

TLC VENTURES CORP.

/s/ David Toyoda, Secretary